BUDD LARNER

A PROFESSIONAL CORPORATION

COUNSELLORS AT LAW

150 JOHN F. KENNEDY PARKWAY

SHORT HILLS, NEW JERSEY 07078-2703

973.379.4800

Fax 973.379.7734

www.buddlarner.com

May 6, 2013

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C. 20549

United States of America

Re:	Dr. Reddy’s Laboratories Limited (the “Company” or “Dr. Reddy’s”)
Form 20-F for Fiscal Year Ended March 31, 2012 filed July 18, 2012

Form 6-K for the Quarter Ended December 31, 2012 filed February 26, 2013

Letter from Securities and Exchange Commission dated April 23, 2013

File No. 001-15182

Dear Mr. Rosenberg:

This firm serves as outside United States legal counsel to Dr. Reddy’s. We set forth below responses on behalf of Dr. Reddy’s to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated April 23, 2013 requesting information in connection with Dr. Reddy’s Form 20-F for the fiscal year ended March 31, 2012 (the “2012 Form 20-F”) and Form 6-K for the quarter ended December 31, 2012 (the “2012 December 6-K”). For your convenience, your comments have been restated below in italics, followed by Dr. Reddy’s responses thereto.

Item 5. Operating and Financial Review and Prospects

Item 5.A Operating results

Fiscal Year Ended March 31, 2012 Compared to fiscal Year Ended March 31, 2011

Revenues, page 68

1. We acknowledge your response to our comment 1.e. If the timing of product launches cannot be reliably determined, please disclose the facts and circumstances that prevent their determination or cross-reference to a discussion provided elsewhere in the filing.

Response: The Staff’s comments are duly noted. The Company’s anticipated product launch timelines may be delayed for various reasons, including without limitation delays in obtaining approvals for the Company’s products from applicable regulatory authorities (such as the U.S. Food and Drug Administration), adoption of various regulatory and legal strategies by innovator pharmaceutical companies to delay the launch of generic products, delays in supplies of materials, services and finished goods from third parties and the Company’s inability to manufacture commercial batches due to technical issues or capacity constraints. The aforesaid reasons are also discussed in Item 3.D. Risk factors of the Company’s 2012 Form 20-F.

Form 6-K for the quarter ended December 31, 2012

Item 3. Liquidity and Capital Resources, page 52

2. Please explain to us why days’ sales outstanding at September 30, 2012 decreased to 84 days from 89 days at June 30, 2012 and then further increased to 86 days at December 31, 2012. Tell us your consideration of explaining in Form 6-K changes in days’ sales outstanding from the previous quarter in addition to explaining changes from one year prior.

Response: The Staff’s comments are duly noted. The Company typically offers credit periods ranging from 20 days to 120 days to its various customers across its key markets, depending on the line of business and customer geography. For example, as mentioned on pages 87 and 88 of the 2012 Form 20-F, the Company offers longer credit periods for sales in Russia (in its Global Generics segment), India (in its PSAI segment) and North America (the United States and Canada) as compared to its other businesses and territories. Whenever there is an increase or decrease in the proportion of sales in businesses and territories in which the Company offers longer credit periods, there is also a corresponding increase or decrease in its average days’ sales outstanding (“DSO”).

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

May 6, 2013

Depending on the sales mix of different businesses and customers, the average DSO of the Company has generally ranged between 80 and 90 days in the recent past. In the above referenced periods ending June 30, 2012, September 30, 2012 and December 31, 2012, the primary reason for the change in average DSO was the sales mix of different businesses and customers. The Company considers explaining significant changes in average DSO from the previous quarter and, for this purpose, a change of more than 10 days is considered “significant”.

*     *     *     *     *

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (973) 315-4444 or Jonathan Gray of this office at (973) 315-4481.

Respectfully submitted,

/s/ James F. Fitzsimmons, Esq.

James F. Fitzsimmons, Esq.

cc:	Saumen Chakraborty (Dr. Reddy’s)
M V Narasimham (Dr. Reddy’s)
Vijay Hurgat (Dr. Reddy’s)
Jonathan Gray, Esq. (Budd Larner)